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                                                                   Exhibit 20.10

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[LOGO]    LETTERHEAD LML Payment Systems                         news release
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                             LEGAL ACTION SETTLED

VANCOUVER, BC, February 26, 2001 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) announces that it has settled the lawsuit commenced in the United States District Court, Middle District of Florida, Ocala Division, by the former owners of the Wildwood Estates property concerning their claims for the release of 252,501 shares of the Corporation's common stock being held under a voluntary escrow pooling agreement established in connection with the acquisition by LHTW Properties Inc., a subsidiary of the Corporation, of the Wildwood Estates property in November, 1993. The plaintiffs had alleged that the Corporation was improperly preventing the release from escrow of the shares.

Pursuant to the terms of the settlement agreement, the Corporation will allow 126,251 shares to be released from escrow upon receipt of an opinion letter from the plaintiffs' counsel that meets applicable securities requirements that the resale legends on the shares may be removed. The agreement also calls for the remaining 126,250 shares to remain in escrow until the property is sold in its entirety or until November 30, 2002, whichever occurs first.

The Corporation also agreed to pay $150,000 by March 13, 2001 towards costs.

The plaintiffs have agreed that the Corporation and LHTW Properties Inc. have no duty to sell or attempt to sell the property or any additional lots before November 30, 2002.

LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are re-presented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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CONTACTS:      Patrick H. Gaines
               President and CEO             Investor Relations
               LML Payment Systems Inc.      LML Payment Systems Inc.
               (604) 689-4440                (800) 888-2260